Exhibit 99.1

10 School Buses from Volvo to Northern Ireland

Volvo Buses has received an order for 110 Volvo B7R buses from Translink in Northern Ireland. The buses will be used as school buses and will be delivered for the start of school in September 2007.

STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 5, 2006--The Volvo (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) B7R chassis is the company's most versatile. It is used in a wide range of applications, from city buses to luxurious coaches. The base of the chassis is Volvo's fuel-efficient 7-liter Volvo D7E engine. As a result of applying SCR technology to meet the new, stricter emission standards, the engine has become even more fuel-efficient.

The 110 12-meter school buses to Northern Ireland will feature three seats abreast on one side and two on the other. This provides seats for 66 school children whereby all the seats have a safety belt.

The buses are being built as high floor buses. This provides the advantage of a flat floor without stairs inside the bus, which enhances safety for the children. The bus is equipped with a wheelchair lift to accommodate handicapped passengers.

The chassis will be manufactured in Volvo Buses' plant in Boras, Sweden and the Wrightbus body maker in Northern Ireland will produce the bodies. Wrightbus has designed a new body that is based on the well-known Eclipse model, a body that is used on Volvo's B7RLE low-entry chassis.

Download picture here: http://imagebank.vbc.volvo.se/assetserver/asset details.asp?idasset=3592

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Per-Martin Johansson, press officer
Tel: +46 31 322 52 00
per-martin.johansson@volvo.com